


06008714

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A B 5/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 1 2 2006

SEC FILE NUMBER
8- 66792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2005___AND ENDING_12/31/2005_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Advisors Edge Securities LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

_____21800 Burbank Blvd., Suite 120

(No. and Street)

_____Woodland Hills_____CA_____91367
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven L Thorton_____818-386-6900
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Coons, Timothy Alan

                                  (Name – *if individual, state last, first, middle name*)
4241 Jutland Drive Ste 304A   San Diego   CA   92117_____
   (Address)   (City)   (State)   (Zip Code)

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
⑤ Public Accountant
⑤ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Steven L. Thornton__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Advisors Edge Securities, LLC._____ , as of __December 31, 2005_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Finop
Title

_____
Notary Public

ELLEN S. RUBIN
Commission # 1516657
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY A. COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573x12
FAX 858-309-4144

To the Member of
Advisors Edge Securities, LLC

I have examined the financial statements of Advisors Edge Securities, LLC (a Delaware
Limited Liability Company) as of December 31, 2005 and have issued an auditor's report
thereon dated February 22, 2006.

As part of that examination, I planned, performed and evaluation of the systems of
internal control to the extent I considered necessary to evaluate the system as required by
U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and
Exchange Commission. This planning, performing, and evaluating included the
accounting system, the procedures for safeguarding securities, and the practices and
procedures followed in making the (i) periodic computations of aggregate indebtedness
and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii)
for safe guarding securities that may be received for transmittal to a clearing
organization, (iii) required prompt payment for securities of Section 8 of Federal Reserve
Regulation T of the Board of Governors of the Federal Reserve System, (iv) in obtaining
and maintaining physical possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3, (v) making quarterly security
examinations, counts, verifications and comparisons, and (vi) recordation of differences
required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation
should be sufficient to provide reasonable assurance that any material weakness existing
at the date of my examination would be disclosed. Under U.S. generally accepted
auditing standards and Rule 17a-5, the purposes of such planning, performance, and
evaluation are to establish a basis for reliance thereon in determining the nature, timing,
and extent of other auditing procedures necessary for expressing an opinion on the
financial statements and to provide a basis for reporting material weaknesses in internal
accounting control.

The management of the Company is responsible for establishing and maintaining internal
control and practices and procedures referred to in the preceding paragraph. In fulfilling
this responsibility the objective of internal accounting control is to provide reasonable,
but not absolute, assurance concerning the safeguarding of assets against loss from
unauthorized use or disposition and fraud concerning the reliability of financial records
for preparing financial statements and maintaining accountability for assets. The concept
of reasonable assurance recognizes that the cost of a system of internal accounting
control should not exceed the benefits derived and also recognize that the evaluation of
these factors necessarily requires estimates and judgements by management. However,
for the purposes of the report under Rule 17a-5, the determination of weakness to be

reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control to detect an error or fraud that may occur. In the performance of most control procedures, errors or fraud can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My planning, performance and evaluation of the system of internal accounting control for the period of January 1, 2005 through December 31, 2005, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses or fraud in the system that may have existed during that period, disclosed no weaknesses or fraud.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2005 to meet the SEC objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.

This report is intended solely for the information and use of the Member, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons, CPA

San Diego, California USA
  February 23, 2006
  May 9, 2006